SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of April 2014

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English))

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

April 1, 2014

SUPERINTENDENCIA DEL MERCADO DE VALORES - SMV

Att. Registro Público del Mercado de Valores

Re.: MATERIAL EVENT

Dear Sirs:

In accordance with article 28 of the Capital Markets Law, approved by Law DS N° 093-2002-EF, and CONASEV Resolution for Material Events, Reserved Information and Other Communications N° 107-2002-EF/94.10, as modified by CONASEV Resolution N° 009-2003-EF/94.10, Credicorp Ltd. complies with notifying you of the following Material Events.

In the Annual Shareholder’s Meeting, held on March 31, 2014 the following items were approved with the required quorum being represented:

•	the audited consolidated financial statements of the Company and its subsidiaries for the financial year ended December 31, 2013, including the report of the independent auditors of the Company thereon Medina, Zaldivar, Paredes y Asociados, a member firm of Ernst & Young Global;

•	the election of the Directors of the Company who will hold office until the Annual General Meeting of Shareholders in the third successive year of the year of their appointment, which is the Annual General Meeting of Shareholders of 2017:

- Benedicto Cigüeñas Guevara

- Fernando Fort Marie

- Reynaldo Llosa Barber

- Raimundo Morales Dasso

- Martín Pérez Monteverde

- Dionisio Romero Paoletti

- Juan Carlos Verme Giannoni

- Luis Enrique Yarur Rey

•	the annual remuneration of Directors according to the Compensation Committee's proposal to pay to the new members of the Board the same remuneration that was approved by the previous Annual General Meetings of Shareholders under the conditions defined at that time; and

•	the designation of Medina, Zaldívar, Paredes y Asociados, a member firm of Ernst & Young Global, as the external auditors of the Company to hold office for the financial year 2014, and the delegation to the Board of Directors to approve the auditor’s annual fees.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Mario Ferrari_

Stock Market Representative

Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2014

CREDICORP LTD.
(Registrant)

By:	/s/ Mario Ferrari
Mario Ferrari
Authorized Representative